Exhibit 4.1

OCCIDENTAL PETROLEUM CORPORATION
DESCRIPTION OF SECURITIES
DESCRIPTION OF COMMON STOCK

General

The common stock of Occidental Petroleum Corporation (“Occidental,” “our” or “we”) is listed on the New York Stock Exchange (“NYSE”) under the symbol “OXY.” The following description of our common stock describes the material provisions of our common stock and does not purport to be complete. We urge you to read our Restated Certificate of Incorporation of Occidental Petroleum Corporation, as amended (“Certificate of Incorporation”), and our Amended and Restated By-laws of Occidental Petroleum Corporation (“Bylaws”), which are incorporated by reference as Exhibits 3.(i) and 3.(ii), respectively, to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part.

Our Certificate of Incorporation authorizes our board of directors, without further stockholder action, to provide for the issuance of up to 1,100,000,000 shares of common stock, par value $0.20 per share. The common stock will, when issued, be fully paid and nonassessable.

Dividend Rights

Subject to the dividend rights of the holders of any outstanding series of preferred stock, the holders of shares of common stock will be entitled to receive dividends when, as and if declared by our board of directors. We will pay those dividends either in cash, shares of common stock, or otherwise, at the rate and on the date or dates as declared by our board of directors. Accruals of dividends will not bear interest. As a Delaware corporation, we are subject to statutory limitations on the declaration and payment of dividends.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of common stock will be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities, and after the payment in full of the amounts required to be paid to the holders of any outstanding class or series of preferred stock. Because we are a holding company, holders of common stock may not receive assets of our subsidiaries in the event of our liquidation until the claims of creditors of such subsidiaries are paid, except to the extent that we are a creditor of, and may have recognized claims against, such subsidiaries.

Voting Rights

Each holder of common stock entitled to vote will have one vote for each one share of common stock held on all matters to be voted upon by our stockholders, including elections of directors.

Except as otherwise required by law, our Certificate of Incorporation or our Bylaws, any question brought before any meeting of stockholders will be decided by the affirmative vote of a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter.

Directors will be elected by a majority of the votes cast, unless the number of nominees exceeds the number of directors to be elected, in which case the directors will be elected by the vote of a plurality of the votes cast.

Conversion, Redemption and Preemptive Rights

Holders of our common stock have no conversion, redemption, preemptive, subscription or similar rights.

Anti-Takeover Effects of our Certificate of Incorporation and Bylaws and of Delaware Law

Our Certificate of Incorporation and our Bylaws and Delaware law contain certain provisions that may have the effect of delaying, deferring or preventing a takeover attempt that a stockholder might consider in its best interest, including those attempts that result in a premium over the market price for the shares held by stockholders. Following is a description of certain of the anti-takeover effects of such provisions.

Special Meetings of Stockholders. Our Certificate of Incorporation and Bylaws currently provide that special meetings of our stockholders may be called by our board of directors or the Chairman of our board of directors. In addition, subject to certain procedural requirements contained in our Certificate of Incorporation and Bylaws, special meetings of stockholders may be called by the Secretary upon the written request of record holders of at least 25% of our outstanding common stock.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our Bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual or special meeting of stockholders, must provide timely notice to us thereof in writing within the time periods specified in our Bylaws. Our Bylaws also specify requirements as to the form and content of a stockholder’s notice.

Stockholder Action by Written Consent. Stockholders are permitted to take action without a meeting by written consent, subject to certain procedures specified in our Certificate of Incorporation and Bylaws.

Limitations on Stockholders’ Ability to Change the Number of Directors. The number of directors to serve on our board of directors is fixed by our Bylaws, and, pursuant to our Bylaws, can only be changed by resolution of our board of directors. In addition, our Certificate of Incorporation provides that any vacancy on our board of directors (including any vacancy resulting from an increase in the number of directors) may be filled by a majority of our board of directors then in office.

Authorized but Unissued Capital Stock. Our Certificate of Incorporation authorizes our board of directors to issue one or more series of preferred stock, and to determine, with respect to any such series of preferred stock, the number of shares to be included in any series and the designation, relative powers, preferences, rights and qualifications, limitations or restrictions of such series of preferred stock. The Delaware General Corporation Law (“DGCL”) does not require stockholder approval for any issuance of previously authorized shares of our capital stock. However, the listing requirements of the NYSE, which will apply so long as our common stock is listed on the NYSE, require stockholder approval of certain issuances of common stock or securities convertible into or exercisable for common stock equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of our common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

No Cumulative Voting. The DGCL provides that stockholders of a Delaware corporation are not entitled to the right to cumulate votes in the election of directors unless its certificate of incorporation provides otherwise. Our Certificate of Incorporation provides that holders of common stock do not have cumulative voting rights in the election of directors or otherwise.